Exhibit 99.1

July 26, 2005

Dear Fellow VimpelCom Shareholder,

Telenor supports VimpelCom’s expansion in the CIS and Ukraine, in particular, as long as such expansion creates value for VimpelCom’s shareholders. However, in Telenor’s view, the acquisition by VimpelCom of Closed Joint Stock Company “Ukrainian Radio Systems” (“URS WellCom”) lacks business merit and, if completed on the terms proposed by Alfa, will harm shareholder value in VimpelCom. Telenor believes the extraordinary general meeting (“EGM”) called by Alfa for August 15 is an attempt by Alfa to bypass VimpelCom’s corporate governance rules and applicable law.

We encourage you to vote AGAINST the acquisition by VimpelCom of URS WellCom by signing, dating and returning today the enclosed BLUE proxy card.

In its July 13 letter to shareholders, Alfa referred to a research report from Brunswick UBS that puts a value on URS WellCom. This report assesses the URS WellCom valuation based on the following assumptions (which in Telenor’s view are unrealistic): (a) ARPU is estimated to start from US$9 in 2005, while in 2004 actual ARPU levels were already lower than US$7; (b) market share is expected to increase from the current 0.4% to c.13% in 2008, capturing 40% and 65% of all net adds in 2007 and 2008 despite four other players competing for the same customers; (c) EBITDA margin is expected to pass 40% after 2010, when today there is no third operator in Europe with such margins; and (d) Brunswick UBS’s terminal value for URS WellCom represents 118% of URS WellCom’s total value. Telenor urges shareholders to ask themselves whether, in view of such questionable assumptions, the proposed purchase price of US$206.5 million (subject to certain adjustments) for URS WellCom is reasonable and whether shareholders have enough information to make an informed decision.

As we stated in our letter to VimpelCom shareholders of June 6, Telenor believes URS WellCom is a de facto new entrant in Ukraine and, as such, is unlikely to succeed in profitably growing its business. URS WellCom had estimated 2004 revenue of approximately US$3.6 million1 and year-end 2004 subscribers of 48,200.2 The proposed purchase price for URS WellCom equates to a firm value to revenue multiple of over 57 times. Based on Telenor’s experience in the Ukrainian market, Telenor believes it would cost VimpelCom at least US$1.0 billion to roll out a quality nationwide network for URS WellCom in Ukraine. We do not believe such an investment can be justified in a market with a GDP per capita of approximately US$1,380, where there are already five players (in four of which Alfa has an influence), in which the top two operators control 98% of all subscribers, where penetration is expected to be at 50% at the end of this year and where incremental average monthly revenues per user are in the range of US$4 to US$6.

Alfa has stated that it does not want to change VimpelCom’s charter, yet Alfa has convened the EGM in an attempt to bypass the provisions of the charter and Russian law that give VimpelCom’s Board of Directors the authority to approve all acquisitions.

[1]	Source: D&B, Inc. —–Business Information Report

[2]	Source: EMC

On June 3, 2005, Pavel Kulikov, a senior executive of Alfa Telecom and a member of VimpelCom’s Board, became a director of Karino Trading Ltd., a British Virgin Islands company and one of the sellers of URS WellCom, so that the acquisition of URS WellCom would be an “interested party transaction” under Russian law and, as such, also subject to approval by VimpelCom’s shareholders.3

This exercise by Alfa is based on Alfa’s apparent belief that if the acquisition of URS WellCom is approved by VimpelCom’s shareholders as an interested party transaction, the acquisition does not require the approval of VimpelCom’s Board. In Telenor’s view, this is a deliberate misinterpretation of Russian law. Telenor is confident that if a simple majority of VimpelCom’s disinterested shareholders approve the acquisition of URS WellCom at the EGM, under VimpelCom’s charter and Russian law, the Board must still vote to approve the acquisition before VimpelCom can acquire URS WellCom. This dual approval approach is also consistent with VimpelCom’s past practice for the approval of interested party transactions.

Again, we encourage you to vote AGAINST the acquisition by VimpelCom of URS WellCom by signing, dating and returning today the enclosed BLUE proxy card.

Thank you for your support.

Yours sincerely,

Fridtjof Rusten
Chairman of the Board
Telenor East Invest AS

If you have any questions, or need assistance in voting your shares, please call Innisfree M&A Incorporated.
From the U.S. or Canada: 877 825 8971 (toll free)
From within the EU: 00800 7710 9970 (free phone)
From other locations, please call collect:
+1 646 822 7433 (New York) or +44 20 7710 9960 (London).

Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business

[3]
In our view, Mr. Kulikov’s actions in this regard indicate a close relationship between Alfa and the sellers of URS WellCom. In its July 13 letter to shareholders, Alfa stated that it “can ... assure shareholders that it has no financial interest in the sellers of URS.” However, Alfa failed to state whether any of its beneficial owners or shareholders, or any of its or their respective officers, directors, subsidiaries or affiliates, has any financial interest in, or relationship with, the sellers of URS or any of their respective beneficial owners, shareholders, officers, directors, subsidiaries or affiliates.

development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).